UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
(Full title of the Plan)

Spire Inc.
700 Market Street
St. Louis, Missouri 63101

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Spire Inc. Retirement Plans Committee, Plan Administrator and Plan Participants
The Laclede Gas Company - Missouri Gas Energy
Wage Deferral Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2015.
St. Louis, Missouri
June 19, 2018

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Cash	$—	$1,035

Investments, at Fair Value	—	51,168,839

Notes Receivable from Participants	—	2,203,334

Contributions Receivable:
Participant contributions	—	78,233
Employer contributions	—	52,234
Total Contributions Receivable	—	130,467

NET ASSETS AVAILABLE FOR BENEFITS	$—	$53,503,675

See the accompanying Notes to Financial Statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
ADDITIONS:

Contributions:
Participant	$2,396,785	$2,271,313
Rollover	121,958	3,870
Employer	1,570,347	1,825,706
Total Contributions	4,089,090	4,100,889

Investment Income:
Interest and dividends	1,030,211	725,218
Net appreciation in fair value of investments	7,894,665	2,398,427
Net Investment Income	8,924,876	3,123,645

Interest income on notes receivable from participants	98,236	89,680

TOTAL ADDITIONS	13,112,202	7,314,214

DEDUCTIONS:

Distributions to participants	4,298,920	8,472,585
Administrative fees	24,282	11,578

TOTAL DEDUCTIONS	4,323,202	8,484,163

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	8,789,000	(1,169,949)

Transfers to other plans - net	(62,292,675)	(565,700)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(53,503,675)	(1,735,649)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	53,503,675	55,239,324

End of year	$—	$53,503,675

See the accompanying Notes to Financial Statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

1.	INFORMATION REGARDING THE PLAN
The following description pertains to the The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan (“the Plan”) as was in effect during the years ended December 31, 2017 and 2016 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan was a defined contribution plan which covered collectively-bargained participants of the Company, provided that they met the prescribed eligibility requirements. The Plan was established on January 1, 2013 by the Southern Union Company. The Plan was amended and restated on July 26, 2013 when Missouri Gas Energy ("MGE") was sold to Spire Inc. The Plan was subsequently amended and restated effective January 1, 2015 to incorporate all changes since the July 26, 2013 amendment and restatement. Assets of the Plan are maintained in trust with Fidelity Management Trust Company (“Trustee”). Up to December 31, 2017, Spire Missouri Inc. (formerly Laclede Gas Company) (the “Company”) was the Plan sponsor and Plan administrator. The Company is a wholly owned subsidiary of Spire Inc. In the capacity of Plan sponsor, the Company had named the Spire Inc. Retirement Plans Committee as administrator.
Effective December 31, 2017, the Company merged the Plan into the Spire Employee Savings Plan (formerly the Laclede Gas Company Salary Deferral Savings Plan). Concurrent with the merger, Spire Services Inc. was named the sponsor of the Spire Employee Savings Plan.
The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, an employee must have been a member of a collective bargaining unit and completed 90 consecutive days of service as defined in the Plan document.
Contributions – The Plan provided for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations. Participants who attained age 50 by each December 31 were permitted to make additional contributions (“catch-up contributions”) as permitted by the IRC. Participant contributions were matched 100% up to a maximum 5% of compensation in accordance with the collective bargaining agreement. Participants could change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants could make Roth 401(k) contributions to the Plan. Newly hired employees were auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective the first pay period after they become eligible, unless they declined to defer or choose an alternative deferral amount in advance.
For all non-International Brotherhood of Electrical Workers Union Employees hired on or after May 1, 2009, the Company made, on a payroll basis, a non-elective contribution equal to 3% of a participant's compensation that was eligible to be deferred. This non-elective contribution was discontinued for all participants effective October 1, 2016.
Investment Options – Investment account options included various funds. Each participant had the option of directing his contributions into any of the separate investment accounts and could change the allocation daily.
Employee Stock Ownership Plan – Effective April 29, 2016, the balances in the stock fund became an employee stock ownership plan. The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constituted a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions were invested directly into the ESOP. A participant could elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends remained in effect until changed by the participant. Dividends not paid in cash were reinvested under the terms of the Plan.
Notes Receivable from Participants – The Plan document included provisions authorizing loans from the Plan to actively eligible participants. Loans were made to any eligible participant demonstrating a qualifying need. The minimum amount of the loan was $1,000. The maximum amount of a participant's loan was determined by the available loan balance restricted to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50 percent of the participant's vested account balance. All loans were covered by demand notes and were repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant was paying the loan in full. Interest on the loans was based on local prevailing rates as determined by the Plan administrator. A participant could have no more than two outstanding loans at a given time, including one used to purchase the principal residence of the participant. Interest rates on participant loans ranged from 4.25% to 5.75% at December 31, 2016 and throughout the 2017 plan year. Outstanding loans totaling $2,242,686 at December 31, 2017 were included in the Plan asset transfer to the Spire Employee Savings Plan.
Participant Accounts – Each participant's account was credited with the participant's contribution, the Company's contribution and investment income and was charged with an allocation of administrative expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.
Vesting – Participants were immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon was based on years of continuous service. A union participant was fully vested after six years of service. Notwithstanding the foregoing, any Plan participant who was credited with an hour of service on or after June 1, 2014, was 100% vested in the entire value of his accounts.
Forfeited Accounts – During 2017 and 2016, there were no forfeitures of non-vested accounts.
Payment of Benefits – Under the terms of the Plan, participants were entitled to receive the amount credited to their account upon normal retirement age of 65 or disability retirement. Participants who terminated employment prior to retirement were entitled to receive that portion of their account that was vested. In event of death, the participant's account became fully vested and the balance was paid to the designated beneficiary. Distributions under the Plan were payable in a lump sum or through required minimum distributions.
Transfers – Prior to the Plan merger, the accounts for the participants in the Plan who remained employees of the Company, but who were no longer covered by a collective bargaining agreement, were transferred to the Laclede Gas Company Salary Deferral Savings Plan, now the Spire Employee Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later became covered by such an agreement, were transferred to the applicable Company defined contribution plan. At the Plan merger, all assets were transferred to the Spire Employee Savings Plan. Transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the fair value hierarchy, are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds were stated at the market value of the underlying assets, which was determined by quoted market prices. Common/collective trusts (“CCTs”, singular "CCT") were valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also held units of a CCT that had investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs were presented at fair value measured using the NAV practical expedient in the Statement of Net Assets Available for Benefits at December 31, 2016.
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2017 and 2016.
Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. Interest income was recorded on the accrual basis. Net appreciation included the Plan’s gains and losses on investments bought, sold, and/or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required the Plan sponsor to make estimates and assumptions that affected the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could have differed from those estimates.
Administrative Expenses – The administrative cost of the Plan was paid by the Company. Participants bore the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits were recorded when paid. There were no distributions payable to Plan participants as of December 31, 2017 and 2016.
3. INVESTMENTS
The Plan invested in various investment securities. These investment securities were exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have materially affected the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan held investments in a stable value fund, which consisted of debt and equity securities wrapped by FBRICs. The FBRICs enabled the fund to realize a specific known value for the assets if it needed to liquidate them for benefit payments. The FBRICs were issued by banks and insurance companies and served to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts were measured daily and could be redeemed daily with no restrictions related to the redemption notice period. However, if redemption did occur, the redeemed funds could not be reinvested in a competing fund for at least 90 days. There were no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, could have limited the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value was not probable and did not occur.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statement of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fell at December 31, 2016. As a result of the merger effective December 31, 2017, the Plan held no investments at December 31, 2017.
Where quoted market prices were available in an active market, investments were classified within Level 1 of the valuation hierarchy. If quoted market prices were not available, then fair values were estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which were market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments were classified in Level 2 of the valuation hierarchy.
The methods described above could have produced a fair value calculation that was not indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$38,608,239	$38,608,239	$—	$—
Common/collective trusts	7,345,741	—	7,345,741	—
Common stock – Spire Inc.	1,351,810	1,351,810	—	—
Total investments in the fair value hierarchy	$47,305,790	$39,960,049	$7,345,741	$—
Common/collective trusts measured at NAV*	3,863,049
Total investments	$51,168,839

*
Certain investments that were measured at fair value using the NAV per share (or its equivalent) as a practical expedient were not categorized in the fair value hierarchy. The fair value amounts presented in this table were intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

4.	TAX STATUS
The Plan obtained its latest determination letter on March 24, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC and therefore not subject to tax. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believed that the plan was designed and was being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allowed for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualified as party-in-interest transactions. The Company provided certain administrative services at no cost to the Plan. The Plan incurred expenses related to general administration and recordkeeping. The Company paid a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $23,777 and $11,577 of recordkeeping fees to the trustee in 2017 and 2016, respectively. The Plan held 0 shares and 20,942.068 shares of common stock of Spire Inc., the parent company of the sponsoring employer, with a market value of $0 and $1,351,810 at December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, the Plan received dividend income of $44,067 and $28,546, respectively from Spire Inc.
6.    PLAN TERMINATION
The Company had the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In November 2017, participants were notified that the Plan would be merged into the Spire Employee Savings Plan, effective December 31, 2017. The merger initiated a "Black Out" period that began December 22, 2017 and continued through December 29, 2017. During this period, funds could not be applied to the participant-selected funds with Fidelity or withdrawn from the Plan until Fidelity had time to accurately complete the Plan asset transfer into the Spire Employee Savings Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Laclede Gas Company – Missouri Gas Energy
Wage Deferral Savings Plan

Date:	June 29, 2018	By:	/s/
Gerard J. Gorla
Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm